SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 11-K


              Annual Report Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934


(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 (fee required)
     For the fiscal year ended December 31, 1994

or

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 (no fee required)
     For the transition period from ____________ to ____________ .

Commission file number:  33-18791

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Jason Employee Savings and Profit Sharing Plan.

          B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                            Jason Incorporated
                        411 East Wisconsin Avenue,
                              Suite 2500
                        Milwaukee, Wisconsin 53202


- - ------------------------------------------------------------------------------


The following financial statements are furnished herewith:

          Report of Independent Accountants.
          Statement of Net Assets Available for Plan
           Benefits at December 31, 1994 and 1993.
          Statement of Changes in Net Assets Available for Plan Benefits for the years ended
           December 31, 1994 and December 31, 1993.
          Notes to Financial Statements
          Supplemental schedules as of and for the year ended December 31, 1994.

The following exhibit is furnished herewith:

          Exhibit 23.1.  Consent of Price Waterhouse.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              JASON EMPLOYEE SAVINGS AND
                               PROFIT SHARING PLAN

                              BY             /s/Mark Train
                              Mark Train,
                              Plan Administrative Committee


June 28, 1995.

- - ------------------------------------------------------------------------------




                                                                EXIBIT 23.1



                   CONSENT OF INDEPENDENT ACCOUNTANTS
                   ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-18791) of Jason Incorporated of our report dated May 8, 1995 appearing on page 2 of the Financial Statements and Report of the Jason Employee Savings and Profit Sharing Plan included in this Annual Report on Form 11-K.







PRICE WATERHOUSE LLP



Milwaukee, Wisconsin
June 27, 1995

- - ------------------------------------------------------------------------------


                              JASON EMPLOYEE
                              --------------
                       SAVINGS AND PROFIT SHARING PLAN
                       -------------------------------



                       FINANCIAL STATEMENTS AND REPORT
                       -------------------------------
                       DECEMBER 31, 1994 AND 1993
                       --------------------------




- - ------------------------------------------------------------------------------

                             JASON EMPLOYEE
                             --------------
                       SAVINGS AND PROFIT SHARING PLAN
                       -------------------------------

                                  INDEX
                                  -----

                                                      Page

Report of Independent Accountants                     2

Financial Statements:

  Statements of Net Assets Available for
   Plan Benefits with Fund Information at
   December 31, 1994 and 1993                         3-4

  Statements of Changes in Net Assets Available
   for Plan Benefits with Fund Information for the
   year ended December 31, 1994 and 1993              5-6

  Notes to Financial Statements                       7-10


Supplemental schedules as of and for the year ended December 31, 1994:

  Assets Held for Investment                          11

  Reportable Transactions                             12

  Loans in Default                                    13


- - ------------------------------------------------------------------------------

                   Report of Independent Accountants
                   ---------------------------------


To the Participants and Administrator of the Jason Employee Savings and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Jason Employee Savings and Profit Sharing Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment, Reportable Transactions, and Loans in Default are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP


May 8, 1995

- - ------------------------------------------------------------------------------


                                             JASON EMPLOYEE
                                             --------------
                                    SAVINGS AND PROFIT SHARING PLAN
                                    -------------------------------

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
               -------------------------------------------------------------------------
                                           DECEMBER 31, 1994
                                           -----------------


                        Principal                                               Jason Inc.      Stable        Sackner
                       Preservation      Equity      Balanced         Bond        Stock        Principal       Loan
                          Fund            Fund         Fund           Fund         Fund          Fund          Fund         Total
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------   -----------
Assets held for investment,
 at market:
  Cash equivalents     $ 3,471,887   $      -      $      -      $      -      $     4,949   $      -      $     -       $ 3,476,836
  Equity instruments          -        3,221,803     3,012,509          -        5,603,274          -            -        11,837,586
  Fixed income
    securitie                 -             -             -          997,309          -        4,401,835         -         5,399,144
  Loans receivable
   from participants          -             -             -             -             -             -           8,293          8,293
                       -----------   -----------   -----------   -----------   -----------   ------------   ----------   -----------
                         3,471,887     3,221,803     3,012,509       997,309     5,608,223     4,401,835         8,293    20,721,859
                       -----------   -----------   -----------   -----------   -----------   ------------   ----------   -----------

Contributions receivable
  Employer                 163,357       124,847       104,553        40,746       318,161        100,478        -           852,142
  Employee                  28,025        39,383        34,501        11,315        81,344         30,304        -           224,872
Accrued interest
 receivable                 15,837            11            14             5           206         23,161        -            39,234
                       -----------   -----------   -----------   -----------   -----------   ------------   ----------   -----------
Net assets available
 for Plan benefits     $ 3,679,106   $ 3,386,044   $ 3,151,577   $ 1,049,375   $ 6,007,934    $ 4,555,778   $    8,293  $ 21,838,107
                       ===========   ===========   ===========   ===========   ===========    ===========   ==========  ============


                                            The accompanying notes are an integral
                                               part of the financial statements.

- - ------------------------------------------------------------------------------


                                             JASON EMPLOYEE
                                             --------------
                                    SAVINGS AND PROFIT SHARING PLAN
                                    -------------------------------

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
               -------------------------------------------------------------------------
                                           DECEMBER 31, 1993
                                           -----------------


                         Principal                                               Jason Inc.     Stable        Sackner
                       Preservation      Equity      Balanced         Bond        Stock        Principal       Loan
                          Fund            Fund         Fund           Fund         Fund          Fund          Fund         Total
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------   -----------

Assets held for
 investment,at market:
  Cash equivalents     $ 3,368,924   $      -      $      -      $      -      $    30,776   $        13   $     -       $ 3,399,713
  Equity instruments          -        2,596,593     2,141,487          -        4,658,064          -            -         9,396,144
  Fixed income
   securities                 -             -             -          821,972          -        3,445,096         -         4,267,068
  Loans receivable
   from participants          -             -             -             -             -             -          22,292         22,292
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------   -----------
                         3,368,924     2,596,593     2,141,487       821,972     4,688,840     3,445,109       22,292     17,085,217
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------   -----------

Contributions receivable
  Employer                 111,871        99,898        75,323        29,738       191,472        97,476         -           605,778
  Employee                  25,825        25,048        19,112         7,087        47,196        23,126         -           147,394
Accrued interest
 receivable                  8,830            11             9             6            53        16,973         -            25,882
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------   -----------
Net assets available
 for Plan benefits     $ 3,515,450   $ 2,721,550   $ 2,235,931   $   858,803   $ 4,927,561   $ 3,582,684   $   22,292   $ 17,864,271
                       ===========   ===========   ===========   ===========   ===========    ===========   ==========  ============


                                            The accompanying notes are an integral
                                               part of the financial statements.

- - ------------------------------------------------------------------------------


                                             JASON EMPLOYEE
                                             --------------
                                    SAVINGS AND PROFIT SHARING PLAN
                                    -------------------------------

                                   STATEMENT OF CHANGES IN NET ASSETS
                                   ----------------------------------
                           AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           -------------------------------------------------
                                  FOR THE YEAR ENDED DECEMBER 31, 1994
                                  ------------------------------------

                        Principal                                               Jason Inc.      Stable        Sackner
                       Preservation      Equity      Balanced         Bond        Stock        Principal       Loan
                          Fund            Fund         Fund           Fund         Fund          Fund          Fund         Total
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------  -----------

Investment
 income (loss):
  Interest          $      139,780   $        97   $       136   $        33   $     2,780   $   220,507   $      881   $   364,214
  Dividends                   -           24,787       111,424        63,282          -             -            -          199,493
  Net unrealized/
   realized loss
   on investments             -         (272,883)     (132,316)     (108,297)     (833,597)         -            -       (1,347,093)
  Administrative
   expenses                (18,177)       (9,404)       (7,908)       (3,643)      (15,506)      (25,178)        -          (79,816)
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------  -----------
    Net investment
     income (loss)         121,603      (257,403)      (28,664)      (48,625)     (846,323)      195,329          881      (863,202)
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------  -----------

Contributions:
  Employer                 242,395       176,891       147,016        57,545       453,701       151,057         -        1,228,605
  Employee                 296,239       389,197       313,668       100,607       835,933       379,098         -        2,314,742
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------  -----------
   Total contributions     538,634       566,088       460,684       158,152     1,289,634       530,155         -        3,543,347
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------  -----------
Participant
 reallocations            (362,523)      139,306        59,493       (63,629)      345,564      (107,703)     (10,508)         -
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------  -----------
Participant
 withdrawals              (432,218)     (101,610)     (204,806)      (66,005)     (270,945)     (252,354)      (4,372)   (1,332,310)
                       -----------   -----------   -----------   -----------   -----------   ------------  -----------  -----------
(Decrease) increase
 in net assets
 during the year          (134,504)      346,381       286,707       (20,107)      517,930       365,427      (13,999)    1,347,835
Transfer from Metalex
 Industries, Inc.
 401(K) Profit-Sharing
 Plan (See Note 1)         241,344       257,495       509,093       170,533       455,388       491,875         -        2,125,728
Transfer from Koller
 Manufacturing Corp.
 401(K) Plan
 (See Note 1)               56,816        60,618       119,846        40,146       107,055       115,792         -          500,273
Net assets available
 for Plan benefits,
 beginning of year       3,515,450     2,721,550     2,235,931       858,803     4,927,561     3,582,684       22,292    17,864,271
                       -----------   -----------   -----------   -----------   -----------   ------------  ----------   -----------
Net assets available
 for Plan benefits,
 end of year           $ 3,679,106   $ 3,386,044   $ 3,151,577   $ 1,049,375   $ 6,007,934   $ 4,555,778    $   8,293  $ 21,838,107
                       ===========   ===========   ===========   ===========   ===========   ===========    =========  ============


                                            The accompanying notes are an integral
                                               part of the financial statements.

- - ------------------------------------------------------------------------------


                                             JASON EMPLOYEE
                                             --------------
                                    SAVINGS AND PROFIT SHARING PLAN
                                    -------------------------------

                                   STATEMENT OF CHANGES IN NET ASSETS
                                   ----------------------------------
                           AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           -------------------------------------------------
                                  FOR THE YEAR ENDED DECEMBER 31, 1993
                                  ------------------------------------


                          Principal                                               Jason Inc.     Stable        Sackner
                        Preservation      Equity      Balanced         Bond        Stock        Principal       Loan
                           Fund            Fund         Fund           Fund         Fund          Fund          Fund         Total
                        -----------   -----------   -----------   -----------   -----------   ------------  -----------  ----------

Investment income:
  Interest              $   108,920   $       360   $       313   $    46,750   $     1,283   $   196,223   $    4,777   $  358,626
  Dividends                    -           25,051        86,358          -             -             -            -         111,409
  Net unrealized/
   realized gain
   on investments              -          293,043       146,452        38,047     1,674,392          -            -       2,151,934
  Administrative
   expenses                 (21,027)       (9,239)       (7,424)       (3,318)      (11,773)      (23,961)        -         (76,742)
                        -----------   -----------   -----------   -----------   -----------   ------------  ----------- -----------
    Net investment
     income                  87,893       309,215       225,699        81,479     1,663,902       172,262        4,777    2,545,227
                        -----------   -----------   -----------   -----------   -----------   ------------  ----------- -----------

Contributions:
  Employer                  199,315       142,578       109,783        43,919       306,678       147,700         -         949,973
  Employee                  280,505       272,595       209,586        70,273       543,515       287,083         -       1,663,557
                        -----------   -----------   -----------   -----------   -----------   ------------  ----------- -----------
   Total contributions      479,820       415,173       319,369       114,192       850,193       434,783         -       2,613,530
                        -----------   -----------   -----------   -----------   -----------   ------------  ----------- -----------
Participant
 reallocations             (408,844)       19,792       157,809       100,068       (12,482)      169,794      (26,137)        -
                        -----------   -----------   -----------   -----------   -----------   ------------  ----------- -----------
Participant withdrawals    (329,411)     (114,988)      (70,159)      (15,734)     (263,269)     (143,870)      (1,034)    (938,465)
                        -----------   -----------   -----------   -----------   -----------   ------------  ----------- -----------
(Decrease) increase
 in net assets
 during the year           (170,542)      629,192       632,718       280,005     2,238,344       632,969      (22,394)   4,220,292
Net assets available
 for Plan benefits,
 beginning of year        3,685,992     2,092,358     1,603,213       578,798     2,689,217     2,949,715       44,686   13,643,979
                        -----------   -----------   -----------   -----------   -----------   ------------  ----------- -----------
Net assets available
 for Plan benefits,
 end of year            $ 3,515,450   $ 2,721,550   $ 2,235,931     $ 858,803   $ 4,927,561   $ 3,582,684   $   22,292 $ 17,864,271
                        ===========   ===========   ===========   ===========   ===========    ===========   ========== ===========

                                            The accompanying notes are an integral
                                               part of the financial statements.

- - ------------------------------------------------------------------------------


                                  JASON EMPLOYEE
                                  --------------
                         SAVINGS AND PROFIT SHARING PLAN
                         -------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - DESCRIPTION OF THE PLAN
- - --------------------------------

Participation and Administration
- - --------------------------------
The Jason Employee Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan. Certain hourly and all salaried employees are eligible for participation as of the first business day of the month following the completion of six months of employment and 500 hours of service. An Administrative Committee comprised of three officers (the "Administrative Committee") of Jason Incorporated (the "Company") is responsible for the administration of the Plan.

Effective October 1, 1994 the Metalex Industries, Inc. 401(k) Profit Sharing Plan (the "Metalex Plan") and the Koller Manufacturing Corporation 401(k) Plan (the "Koller Plan") were merged into the Plan. Assets of the Metalex Plan and the Koller Plan were transferred to the Plan in October 1994 at which time the assets were reallocated to the six investment funds in accordance with participant elections.

Contributions
- - -------------
Subject to certain limitations, the Company makes contributions to the Plan's trust fund as follows:

  (a)  an amount equal to 1% of a participant's defined compensation;

  (b) a matching contribution percentage equal to 25% of the amount of pre-tax contributions made by a participant, not to exceed 1.50% (1.25% in 1993) of the participant's defined compensation; and

  (c) an additional amount determined by, and at the discretion of the Company's Board of Directors providing for up to a 50% matching contribution percentage, not to exceed 3.0% (2.5% in 1993) of the participant's defined compensation.

A participant's basic (pre-tax) contribution is one percent of defined annual compensation, or any whole multiple thereof, limited to a maximum contribution of fifteen percent. Individuals employed by the Company may transfer all employer contributions from a prior qualified retirement plan or trust into the Plan within 60 days following receipt of these funds.

Investment Alternatives
- - -----------------------
Contributions to the Plan are invested in one or more of the defined available investment funds as maintained by Marshall and Ilsley Trust Company ("Trustee"). Each participant is responsible for designating multiples of one percent of their contributions and their share of Company contributions for investment among the available investment funds; such designations may be changed quarterly, on dates designated by the Administrative Committee.

- - ------------------------------------------------------------------------------

The available investment funds are:

     1. Principal Preservation Fund. This fund is invested in treasury bills, certificates of deposit and short-term corporate bonds or other investments intended to assure preservation of principal rather than maximization of income.

     2. Equity Fund. This fund is invested in equity securities such as common stocks, real estate limited partnerships, mutual funds and other investments intended to produce long-term capital appreciation and/or dividend income. From time to time, significant short-term cash equivalent investments may be made for a variety of reasons, including market timing and reinvestment strategy.

     3. Balanced Fund. This fund is invested in a mixture of equity securities and fixed income investments.

     4. Bond Fund. This fund is invested in fixed income investments such as corporate bonds, treasury notes, mortgage pools or other investments intended to maximize income as opposed to capital appreciation. Unlike the Principal Preservation Fund, the duration of the instruments may be long-term.

     5. Jason Incorporated Stock Fund. This fund is invested in the Company's common stock. A participant is entitled to direct the Trustee how to vote the number of whole shares held by the Trustee and attributable to the participant's Company stock account as of the record date for the vote.

     6. Stable Principal Fund. This fund, previously the GIC Fund, is invested primarily in a pooled fund of individual guaranteed investment contracts. Maintenance of price stability and safety of principal are the primary objectives of the fund.

     7. Sackner Loan Fund. This fund administers loans to participants in the Sackner Plan which were outstanding at December 31, 1992 (date of merger); however, no new loans are allowed.

Vesting
- - -------
A participant's share of the Company contribution for each year shall vest over five years at the rate of 20% for each completed year of vesting service, with full vesting upon death or disability. Vesting service includes years of service with both Jason Incorporated and its predecessors. Participants are fully vested in their Participant Contribution Account.

Withdrawals During Employment
- - -----------------------------
Participants are eligible to withdraw all or a portion of contributions, and the accumulated earnings thereon, upon written request and approval of the Administrative Committee. Withdrawals of all or a portion of contributions, and the accumulated earnings thereon are limited to the amount required to meet the need created by a financial hardship of the participant which cannot be met from existing resources.

Distributions Upon Termination of Employment
- - --------------------------------------------
Participants are entitled to receive, in a lump sum, the entire value of their Company and participant accounts upon normal retirement age (which varies by division), disability, or death. Participants who terminate for any other reason are entitled to receive the entire value in their participant account and the vested portion of their Company account.

- - ------------------------------------------------------------------------------

Forfeitures
- - -----------
The Plan provides that upon termination of employment a participant's nonvested funds are provisionally forfeited and allocated with the Company's matching contribution at the end of the Plan year. After a five year break in service the forfeiture is final. However, if a participant resumes employment with the Company prior to expiration of the five year break in service, the forfeited amount shall be reinstated from current forfeitures and income, if available, or from a special Company contribution.

Termination of the Plan
- - -----------------------
The Company anticipates and believes that the Plan will continue without interruption but reserves the right, by action of the Board of Directors, to terminate the Plan, in whole or in part. In the event of such termination, the accounts of all affected participants thereby become fully vested and will be distributed in accordance with the provisions of the Plan.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- - ---------------------------------------------------

  Accounting Method - The accounts of the Plan are maintained on an accrual basis.

  Investment Valuation - Investments, except for the Stable Principal Fund (previously the GIC Fund), are stated at market value based on the quoted net asset values on the last business day of the Plan year. The Stable Principal Fund investments are valued at contract value.

  Income Recognition - Since the Plan's assets are reported at current market value in the financial statements, the Statement of Changes in Net Assets Available for Plan Benefits reflects both realized gains and losses and unrealized appreciation and depreciation of Plan assets.

  Expenses of the Plan - Trustee fees and certain other administrative expenses are paid by the Plan. Accounting fees are paid by the Company.


NOTE 3 - FEDERAL INCOME TAXES
- - -----------------------------

A favorable determination letter has been received from the Internal Revenue Service as to the qualified tax status of the Plan. As a participant in a qualified plan, the employee will not be subject to federal income taxes on pre-tax contributions, employer contributions and earnings of the Plan until distributed.

- - ------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS
- - --------------------

Certain amounts maintained by the various funds have been invested in units of mutual funds which in turn invest in common stocks and other investments. Units represent the Plan's undivided interest in these mutual funds. The Plan receives dividends from its investments in such funds.


   Units or                                                                 Percent
   Principal                                                     Market      of Net
   Amount                                          Cost           Value      Assets
  -----------                                  -----------     -----------   ------
                 Cash Equivalents
                 ----------------

  $ 3,476,836    Marshall Money Market Fund    $ 3,476,836     $ 3,476,836     16%
                                               ===========     ===========     ==

                 Common Stocks
                 -------------

   97,335.423    Twentieth Century Invs. Inc.  $ 3,567,728     $ 3,221,803
      622,586    Jason Incorporated              4,673,114       5,603,274
      155,364    Wellington Fund                 2,927,379       3,012,509
                                              ------------    ------------
                                              $ 11,168,221    $ 11,837,586     54%
                                              ============    ============     ==

                 Fixed Income Securities
                 -----------------------

                 Vanguard Fixed Income
  123,889.344    Securities Fund Inc.          $ 1,061,345     $   997,309
4,401,835.250    Stable Principal Fund           4,401,835       4,401,835
                                               -----------     -----------
                                               $ 5,463,180     $ 5,399,144     25%
                                               ===========     ===========     ==

- - ------------------------------------------------------------------------------


                              JASON EMPLOYEE
                              --------------
                     SAVINGS AND PROFIT SHARING PLAN
                     -------------------------------
                        ASSETS HELD FOR INVESTMENT
                        --------------------------
                            DECEMBER 31, 1994
                            -----------------

                                       Market       Cost of       Proceeds of
                           Cost         Value     Acquisitions   Dispositions
                       -----------   -----------   -----------    -----------

Cash Equivalents

Marshall Money
 Market Fund           $ 3,476,836   $ 3,476,836   $ 6,130,368    $ 6,053,248
                       ===========   ===========   ===========    ===========

Common Stocks

Twentieth Century
 Invs. Inc.            $ 3,567,728   $ 3,221,803   $ 1,306,906    $   155,244
Jason Incorporated       4,673,114     5,603,274     1,970,524        178,309
Wellington Fund          2,927,379     3,012,509     1,315,030        307,154
                       -----------   -----------   -----------    -----------

                      $ 11,168,221  $ 11,837,586   $ 4,592,460      $ 640,707
                       ===========   ===========   ===========    ===========


Fixed Income Securities

Vanguard Fixed Income
 Securities Fund Inc.  $ 1,061,345   $   997,309   $   460,536    $   169,840
Stable Principal Fund    4,401,835     4,401,835     1,523,470        566,731
                       -----------   -----------   -----------    -----------

                       $ 5,463,180   $ 5,399,144   $ 1,984,006    $   736,571
                       ===========   ===========   ===========    ===========


- - ------------------------------------------------------------------------------

                             JASON EMPLOYEE SAVINGS AND PROFIT SHARING PLAN
                             ----------------------------------------------
                                  SCHEDULE OF REPORTABLE TRANSACTIONS
                                  -----------------------------------
                                  FOR THE YEAR ENDED DECEMBER 31, 1994
                                  ------------------------------------

The following transactions exceeded 5% of the market value of Plan assets at January 1, 1994:

                                                                             Expense                   Current Value
                                                                            Incurred                    of Asset on
  Identity of                                   Purchase      Selling         With        Cost of       Transaction   Net (Loss)
Party Involved     Description of Asset           Price        Price       Transaction     Asset           Date         or Gain
- - ---------------    ------------------------    -----------   -----------   -----------   -----------   -----------   -----------

Marshall Ilsley
 Trust Company

414 Sales           Marshall Money Market
                    Fund                       $      -      $ 6,053,248   $      -      $ 6,053,248   $ 6,053,248   $      -

369 Purchases       Marshall Money Market
                    Fund                       $ 6,130,368          -             -        6,130,368     6,130,368          -

 26 Sales           Twentieth Century Invs.
                    Inc.                              -          155,244          -          157,896       155,244        (2,652)

 34 Purchases       Twentieth Century Invs.
                    Inc.                         1,306,906          -             -        1,306,906     1,306,906          -

 13 Sales           Jason, Incorporated               -          178,309          -          123,043       178,309        55,266

 34 Purchases       Jason, Incorporated          1,970,524          -             -        1,970,524     1,970,524          -

 26 Sales           Wellington Fixed Income
                    Fund                              -          307,154          -          287,036       307,154        20,118

 27 Purchases       Wellington Fixed Income
                    Fund                         1,315,030          -             -        1,315,030     1,315,030          -

 42 Sales           Stable Principal Fund             -          566,731          -          566,731       566,731          -

 61 Purchases       Stable Principal Fund        1,523,470          -             -        1,523,470     1,523,470          -

- - ------------------------------------------------------------------------------


            JASON EMPLOYEE SAVINGS AND PROFIT SHARING PLAN
            ----------------------------------------------
                     SCHEDULE OF LOANS IN DEFAULT
                     ----------------------------



                                       Loan Description
                                      ------------------
Original         Balance     Original  Interest  Maturity    Amount Overdue
                                                             --------------
Loan            12/31/94      Date      Rate     Date      Principal  Interest
- - ----------     ----------    -------    ------   -------  ----------  --------

$ 2,500.00     $ 1,493.42    2/09/88    10.00%   2/09/93  $ 1,129.50  $ 363.92

- - ------------------------------------------------------------------------------